AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER
         3, 1997

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                  SCHEDULE 13E-3
                       (AMENDMENT NO. 8 -- FINAL AMENDMENT)
                         RULE 13e-3 TRANSACTION STATEMENT
         (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
         1934)

                           DELAWARE OTSEGO CORPORATION
                                 (NAME OF ISSUER)

                               DOCP ACQUISITION LLC
                                 CSX CORPORATION
                           NORFOLK SOUTHERN CORPORATION
                                  WALTER G. RICH
                        (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.125 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)

                                   246244 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ________________________
                                 PETER J. SHUDTZ
                                 GENERAL COUNSEL
                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA 23219-4031
                                  (804) 782-1400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON PERSONS FILING STATEMENT)
                                    COPIES TO:
            PAMELA S. SEYMON                  RONALD B. RISDON
     WACHTELL, LIPTON, ROSEN & KATZ       KELLEY DRYE & WARREN LLP
          51 WEST 52ND STREET                 101 PARK AVENUE
        NEW YORK, NEW YORK 10019          NEW YORK, NEW YORK 10178
       TELEPHONE:  (212) 403-1000         TELEPHONE:  (212) 808-7800

             J. GARY LANE                     ERIC J. FRIEDMAN
     GENERAL COUNSEL CORPORATE              SKADDEN, ARPS, SLATE,
     NORFOLK SOUTHERN CORPORATION            MEAGHER & FLOM LLP
       THREE COMMERCIAL PLACE                 919 THIRD AVENUE
     NORFOLK, VIRGINIA 23510-9241          NEW YORK, NEW YORK 10022
      TELEPHONE:  (757) 629-2600          TELEPHONE:  (212) 735-3000

              This Amendment No. 8 to the Transaction Statement on
         Schedule 13E-3, filed jointly by DOCP Acquisition LLC, a New York limited liability company ("Purchaser"), CSX Corporation, a Virginia corporation ("CSX"), Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Walter G. Rich (with any amendments, supplements, exhibits or schedules thereto, this "Schedule 13E-3"), relates to the purchase by Purchaser of all outstanding shares of common stock, par value $0.125 (the "Shares"), of Delaware Otsego Corporation, a New York corpora-tion (the "Company"). This Amendment amends and supplements the Transaction Statement on Schedule 13E-3 as filed prior hereto.

         ITEM 16.  ADDITIONAL INFORMATION

                   Item 16 of the Statement is herby amended by the ad-dition of the following:

                   On October 3, 1997, Purchaser completed the
              short-form merger of the Company with a wholly-owned subsidiary in which Purchaser became the owner of all shares of capital stock of the Company (other than certain Shares to be cancelled) existing immediately prior to the Merger was converted into the right to receive $22.00 in cash.

                   The Company, by letter dated October 1, 1997 in-
              formed representatives of The Nasdaq National Market of its desire to delist from The Nasdaq National Mar-ket as of the close of business on October 1, 1997. The Company has indicated that on October 3, 1997 it will file a Certification of Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") on Form 15 relating to the common stock of the Company. The Company's obligation, pursuant to Section 15(d) of the Exchange Act, to file reports pursuant to Section 13(a) of the Exchange Act, will be immediately suspended upon filing of the above-referenced Form 15.

                   A copy of the press release relating to the
              actions outlined above has been filed with the Commission as an exhibit hereto and is incorporated herein by reference.







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         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

                   Item 11 of the Statement is hereby amended by the addition of the following:

         (d)(13)   Press Release issued on October 3, 1997.














































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                                    SIGNATURES

              After due inquiry, and to the best of my knowledge, I cer-tify that the information set forth in this statement is true, complete and correct.

              October 3, 1997

                                  DOCP ACQUISITION LLC

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Authorized Person

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Authorized Person


                                  CSX CORPORATION

                                  By:  /s/ MARK G. ARON
                                       Name:  Mark G. Aron
                                       Title:  Executive Vice President-
                                               Law and Public Affairs


                                  NORFOLK SOUTHERN CORPORATION

                                  By:  /s/ JAMES C. BISHOP, JR.
                                       Name:  James C. Bishop, Jr.
                                       Title:  Executive Vice President-
                                               Law

                                  /s/ WALTER G. RICH
                                  WALTER G. RICH
















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                                  EXHIBIT INDEX


         (d)(13)   Press Release issued on October 3, 1997.
















































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